

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 1, 2016

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> **Re: Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K filed May 5, 2016**
> **Response Letter dated June 2, 2016**
> **File No. 1-13726**

Dear Mr. Dell'Osso:

We have reviewed your June 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2016 letter.

Form 8-K filed May 5, 2016

Exhibit 99.1

1.   We have reviewed your response to prior comment 3. Your response states that your methodology for calculating adjusted earnings (loss) per share assuming dilution may, in certain instances, include shares that are considered antidilutive for calculating earnings per share in accordance with U.S. GAAP. We continue to believe the assumption of full dilution results in a non-GAAP financial measure that goes beyond the scope of the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K. This presentation is inconsistent with Compliance & Disclosure Interpretation

   Questions 100.01 and 100.04. Please revise your adjusted earnings (loss) per share presentation to exclude shares considered antidilutive when calculating earnings per share in accordance with GAAP.

   You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

         Sincerely,

         /s/ Ethan Horowitz *for*

         H. Roger Schwall
         Assistant Director
         Office of Natural Resources